                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

       Section 17(a) of the Public Utility Holding Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer  subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

_______________________________________________________________________________

1.   Name and Address of Reporting Person*

Rubens

Barry

R

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   (Last)                           (First)             (Middle)

1000 Progress Place

 NE

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                                    (Street)

Concord

NC

28027

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   (City)                           (State)              (Zip)

_______________________________________________________________________________

2.   Issuer Name and Ticker or Trading Symbol

CT Communications, Inc.

_______________________________________________________________________________

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

_______________________________________________________________________________

4.   Statement for Month/Year

March 31, 2003

_______________________________________________________________________________

5.   If Amendment, Date of Original (Month/Year)

_______________________________________________________________________________

6.   Relationship of Reporting Person to Issuer

     (Check all applicable)

[_]  Director                     [_]  10% Owner

[X]  Officer (give title below)   [_]  Other (specify below)

Senior Vice President

_______________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person

     [_]  Form filed by more than one Reporting Person

_______________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,

                             or Beneficially Owned

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


1.Title of Security	2. Transaction Date (mm/dd/yy)	2a. Deemed Execution Date, if any, (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5			5.Amount of Securites Beneficially Owned at End of Month (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr.4)	7.Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/31/2003		D (1)		11,026	D		32,314	D



*    If the Form is filed by more than one  Reporting  Person,  see  Instruction

     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

                                                                          (Over)

(Form 4-07/99)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================




1. Title of Deriv-ative Secur-ity (Instr. 3)	2. Conver-sion or Exer-cise Price of Deriv-ative Security	3. Trans-action Date (month/ day/ year)	3a. Deemed Execut-ion Date, if any (month/ day/ year)	4. Trans-action Code (Instr.8)		5.Num-ber of Deriv-ative Secur-ities Acquired (A)or Disposed of f(D)(Instr. 3, 4, and 5)		6.Date Exercise-able and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Deriv-ative Secur-ity (Instr. 5)	9. Number of Deriv-ative Secur-ities Bene-ficial Owned at End of Month (Instr. 4)	10. Owner-Ship Form of Deriv-ative Secur-ity Direct (D) or In-Direct (I) (Instr.4)	11. Nature of Indirect Beneficial Owner-ship (Instr.4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
Comprehensive Stock Options	8.92								12/13/2005 (3)	Common Stock	18,000		18,000	D
Comprehensive Stock Options	8.92								03/01/2007 (3)	Common Stock	10,248		10,248	D
Omnibus Stock Compensation Options	16.29								02/28/2008 (3)	Common Stock	3,416		3,416	D
Omnibus Stock Compensation Options	20.00								02/22/2009 (3)	Common Stock	11,110		11,110	D
Omnibus Stock Compensation Options	29.13								02/17/2010 (3)	Common Stock	8,412 (4)		8,412	D
Omnibus Stock Compensation Options	17.13								02/16/2011 (3)	Common Stock	2,225 (4)		2,225	D
2001 Stock Compensation Options	15.55								02/15/2012 (3)	Common Stock	554 (4)		554	D
Common Stock Options				D (2)			14,420			Common Stock	14,420



Explanation of Responses:

Transaction Code (1) The securities were forfeited in connection with Mr. Rubens resignation from CT Communications, Inc. effective March 31, 2003.

Transaction Code (2) The options were forfeited in connection with Mr. Rubens resignation from CT Communications, Inc. effective March 31, 2003.

(3) As a result of Mr. Rubens resignation from CT Communications, Inc. these options will expire on 6/29/2003.

(4) A portion of these previously reported options were forfeited in connection with Mr. Rubens resignation from CT Communications, Inc. effective March 31, 2003.

/s/Barry R Rubens

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      **Signature of Reporting Person                             Date

**     Intentional misstatements or omissions of facts constitute Federal

       Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.

       If space provided is insufficient, see Instruction 6 for procedure.

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